                          QUADRAPOINT ACQUISITION CORP.
                      900 NORTH MICHIGAN AVENUE, SUITE 2830
                                CHICAGO, IL 60611

                                                              February 20, 2007

VIA EDGAR
---------
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re:   QuadraPoint Acquisition Corp.
           Registration Statement on Form S-1
           File No. 333-126652
           Application for Withdrawal of Registration Statement
           ----------------------------------------------------

Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended,
QuadraPoint Acquisition Corp. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-126652 (the
"Form S-1 Registration Statement"), relating to the offering of the Company's securities.

     The Form S-1 Registration Statement was filed in connection with a proposed initial public offering of the Company's Units, each consisting of one share of common stock, par value $0.0001 per share, and two warrants. The Company and the underwriters have determined that at this time they will not proceed with the registration and sale of the Units as contemplated in the Form S-1 Registration
Statement. The Company has not offered or sold any units under the Form S-1
Registration Statement.

     Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

     Should you have any questions regarding this matter, please call our attorneys, David Alan Miller or Sherie B. Moalemzadeh of Graubard Miller, at
(212) 818-8661 or (212) 818-8696, respectively.

                                                Sincerely,

                                                QUADRAPOINT ACQUISITION CORP.

                                                By: /s/ Paul D. Lapping
                                                    -------------------
                                                    Name: Paul D. Lapping
                                                    Title: Chairman of the Board